

May 22, 2014

Via E-mail
Mr. Nathaniel Davis
Chief Executive Officer
K12, Inc.
2300 Corporate Park Drive
Herndon, VA 20171

>   **Re: K12, Inc.**
>   **Form 10-K for the Year Ended June 30, 2013**
>   **Filed August 29, 2013**
>   **Form 10-Q for the Quarter Ended March 31, 2014**
>   **Filed April 29, 2014**
>   **File No. 001-33883**

Dear Mr. Davis:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2013

Critical Accounting Policies and Estimates, page 63

Revenue Recognition, page 64

1.   We note your response to comment 5. Please provide the substance of your response in future filings and cite the parameters that you consider in estimating funding for revenue recognition purposes, including count dates, average daily attendance, special needs enrollment, historical completion, progress trajectory, student location, funding caps and withdrawal rates.

2.   In your response to comment 6 you state "we have not seen a material change in the rate
of net withdrawals within any particular school year." It appears your assertion of
immateriality is predicated upon your ability to attract new students during the school
year, an occurrence that is unrelated to withdrawals. So, it seems, information
concerning gross withdrawals may in fact be material to investors. Please address each
of the following questions in a detailed response and in expanded disclosure.
   a. With respect to the school districts where funding is affected by withdrawals,
       quantify the gross number of withdrawals in each of the past three years and the
       percentage these withdraws represent of the total enrollment as of the beginning of
       the school year.
   b. If true, please specifically disclose that for those states where the funding formula is
       dependent on some estimate of withdrawals, withdrawals are estimated using a
       methodology that is in accordance with state governed policies.
   c. Identify any school or school district where you have become aware of a risk of
       possible contract non-renewal. Quantify the total amount of revenue earned from
       these schools in 2013.
   d. For those schools where gross withdrawals as a percentage of beginning of the year
       attendance exceeds two standard deviations from the mean, please quantify the total
       amount of revenue earned from these schools in 2013.

Form 10-Q for the Quarter Ended March 31, 2014

Comparison of the Nine Months Ended March 31, 2014 and Nine Months Ended March 31,
2013, page 24

3.   We note your response to comment 7 and your response to comment 10 of your letter
dated March 28, 2014. Regarding the contracts where you receive a management service
fee, net of absorbing any school operating losses, please specifically identify in your
disclosure the expenses that are directly related to the delivery of service and are
recognized in the beginning of the year, rather than prorated over the contract term, and
advise us.

4.   We clarify that in our prior comment 8, we asked you to discuss your revenue and
earnings outlook based on identifiable *trends* that could affect or have affected your
contract renewals or non-renewals, favorably or unfavorably, in a material way (not
limited to those resulting in a "materially adverse impact"). Refer to Item 303 of
Regulation S-K.

5.   Please disclose that you derive over 10% of your revenues from special education
students, how funding for such students is generally determined, and how it impacts your
profitability.

6.   We note that for the nine months ended March 31, 2014, the year-over-year growth in revenue and average enrollment at your Managed Public Schools were 7.9% and 5.2% respectively.   As reported in your 2013 Form 10-K, between 2013 and 2012, your year-over-year revenue and average enrollment growth were 22.6% and 12.7%, respectively. Tell us the following:

- Why the disparity between your revenue and average student enrollment growth rates significantly narrowed in 2014.
- Why despite the higher growth rate for revenue relative to the growth rate for average student enrollment during each of the last 3 years, you stated on page 60 of the Form 10-K that "the growth rate of our managed school average student enrollments exceeded the growth in revenue."
- How "mixed shift to High School, reductions in the per-pupil rate of achieved state funding in some states, and lower utilization in federal and state restricted funding per managed student," which you further cited on page 60, affected revenue growth, if at all.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director